SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated October 31, 2025, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, October 31, 2025 – CRESUD S.A.C.I.F. y A. (NASDAQ: CRESY, BYMA:CRES), transcribes below a summary of what was resolved in the Ordinary and Extraordinary General Shareholders' Meeting held on October 30, 2025.

FIRST ITEM: APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETING’S MINUTES.
It was resolved, by majority vote, to authorize the appointment of the representatives of Shareholders ANSES-FGS and The Bank of New York Mellon ADRS (“BONY”) for them to approve and sign the meeting’s minutes together with the Chair.

SECOND ITEM: CONSIDERATION OF DOCUMENTS CONTEMPLATED IN SECTION 234, PARAGRAPH 1, OF LAW NO. 19,550 FOR THE FISCAL YEAR ENDED JUNE 30, 2025.
It was resolved, by majority vote, to approve the documents contemplated in Section 234, paragraph 1, of Argentine General Companies Law No. 19,550 (“AGCL”) for the fiscal year ended June 30, 2025.

THIRD ITEM: ALLOCATION OF NET INCOME FOR THE FISCAL YEAR ENDED JUNE 30, 2025 FOR $ 75,608,298,323.55 (SEVENTY-FIVE BILLION SIX HUNDRED EIGHT MILLION TWO HUNDRED NINETY-EIGHT THOUSAND THREE HUNDRED TWENTY-THREE PESOS WITH 55/100 CENTS), AND CONSIDERATION OF UNALLOCATED RESULTS FROM PREVIOUS FISCAL YEARS FOR $ 19,480,344,053.25 (NINETEEN BILLION FOUR HUNDRED EIGHTY MILLION THREE HUNDRED FORTY-FOUR THOUSAND FIFTY-THREE PESOS WITH 25/100 CENTS). CONSIDERATION OF THE DISTRIBUTION OF DIVIDENDS PAYABLE IN CASH AND/OR IN KIND FOR UP TO $ 88,500,000,000 (EIGHTY-EIGHT BILLION FIVE HUNDRED MILLION PESOS).
It was resolved, by majority vote, that from the net income for the fiscal year, which amounted to ARS 75,608,298,323.55 (seventy-five billion six hundred eight million two hundred ninety-eight thousand three hundred twenty-three pesos with fifty-five cents) and which, restated as of the date of the Meeting, amounts to ARS 80,120,804,734.51 (eighty billion one hundred twenty million eight hundred four thousand seven hundred thirty-four pesos with fifty-one cents), together with the unallocated retained earnings amounting to ARS 19,480,344,053.25 (nineteen billion four hundred eighty million three hundred forty-four thousand fifty-three pesos with twenty-five cents), which, restated according to the index mentioned, amount to ARS 20,642,983,331.97 (twenty billion six hundred forty-two million nine hundred eighty-three thousand three hundred thirty-one pesos with ninety-seven cents): (I) That 5% (five percent) of the restated net income for the fiscal year and the restated unallocated retained earnings from prior years, amounting to ARS 5,038,189,403.32 (five billion thirty-eight million one hundred eighty-nine thousand four hundred three pesos with thirty-two cents), be allocated to the legal reserve. (II) That a dividend be distributed to the shareholders in proportion to their shareholdings, based on the total amount of the restated unallocated retained earnings from prior years and the restated net income for the fiscal year, in the sum of ARS 88,500,000,000 (eightyeight billion five hundred million pesos), which, restated according to the index previously mentioned by the Chair, amounts to ARS 93,781,917,808.30 (ninety-three billion seven hundred eighty-one million nine hundred seventeen thousand eight hundred eight pesos with thirty cents), allocating: (i) the restated amount of ARS 65,079,917,808.30 (sixty-five billion seventy-nine million nine hundred seventeen thousand eight hundred eight pesos with thirty cents) to the distribution of a cash dividend; and (ii) the remaining restated amount of ARS 28,702,000,000.00 (twenty-eight billion seven hundred two million pesos) to the distribution of a dividend in kind, consisting of 12,700,000 (twelve million seven hundred thousand) ordinary shares of IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), held by the Company, with a par value of ARS 10 each, based on the closing market price of ARS 2,260.00 per IRSA ordinary share on October 29, 2025, delegating to the Board of Directors the implementation of its payment within the legal time limits. (III) That the remaining balance of the net income for the fiscal year and the unallocated retained earnings from prior years, after deducting the legal reserve and the dividend, amounting to ARS 1,943,680,854.86 (one billion nine hundred forty-three million six hundred eighty thousand eight hundred fifty-four pesos with eighty-six cents), be allocated to a discretionary reserve called “special reserve”, which may be used for future dividend distributions, share repurchases, and/or new projects related to the Company’s business plan, delegating to the Board of Directors the timing of its implementation based on the aforementioned purposes and, if applicable, the payment thereof in case a dividend distribution is decided.

FOURTH ITEM: CONSIDERATION OF BOARD OF DIRECTORS’ PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2025.
It was resolved, by majority vote, to approve the performance of the Board of Directors for the fiscal year ended June 30, 2025, with respect to each of its members, as well as the performance of the Regular Directors who also serve as members of the Audit and Executive Committees, for the activities carried out during the fiscal year under consideration, taking into account the legal abstentions, as applicable.

FIFTH ITEM: CONSIDERATION OF SUPERVISORY COMMITTEE’S PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2025.
It was resolved, by majority vote, to approve the performance of the Supervisory Committee for the fiscal year under consideration.

SIXTH ITEM: CONSIDERATION OF COMPENSATION PAYABLE TO THE BOARD OF DIRECTORS FOR $ 686,090,660.27 (SIX HUNDRED EIGHTY-SIX MILLION NINETY THOUSAND SIX HUNDRED SIXTY PESOS WITH 27/100 CENTS) FOR THE FISCAL YEAR ENDED JUNE 30, 2025.
It was resolved, by majority vote: (i) to approve the compensation of the Board of Directors for a total amount of ARS 686,090,660.27 (six hundred eighty-six million ninety thousand six hundred sixty pesos with twenty-seven cents) corresponding to the fiscal year ended June 30, 2025. Such compensation includes technical and administrative functions performed by the Directors and is consistent with reasonable standards for executive compensation, taking into account the technical, operational, and business expertise of the Board members, their commitment to their duties, and comparable market practices in companies of similar size, all in accordance with the corporate governance practices established in the Company’s Corporate Governance Code; and (ii) to authorize the Board of Directors to (i) proceed with the timely allocation and distribution of such compensation in accordance with the specific duties performed by its members, and (ii) make monthly advance payments of directors’ fees, ad referendum of the next Ordinary Shareholders’ Meeting.

SEVENTH ITEM: CONSIDERATION OF COMPENSATION PAYABLE TO THE SUPERVISORY COMMITTEE FOR $ 31,559,086 (THIRTY-ONE MILLION FIVE HUNDRED FIFTY-NINE THOUSAND EIGHTY-SIX PESOS, ALLOCATED SUM) FOR THE FISCAL YEAR ENDED JUNE 30, 2025.
It was resolved, by majority vote, to pay the Supervisory Committee a total amount of ARS 31,559,086 (thirty-one million five hundred fifty-nine thousand eighty-six pesos) for the tasks performed during the fiscal year under consideration, i.e., as of June 30, 2025, delegating to the Supervisory Committee itself the individual allocation of such amount.

EIGHTH ITEM: DETERMINATION OF THE NUMBER AND APPOINTMENT OF REGULAR DIRECTORS AND ALTERNATE DIRECTORS FOR A TERM OF UP TO THREE FISCAL YEARS, AS PER SECTION TWELVE OF THE BYLAWS.
It was resolved, by majority vote: (i) to maintain at twelve (12) the number of Regular Directors and to maintain at five (5) the number of Alternate Directors; (ii) to renew the appointments of Messrs. Alejandro Gustavo Elsztain, Fernando Adrián Elsztain, Alejandro Mario Bartolomé, and Ms. María Gabriela Macagni as Regular Directors for a three-year term, i.e., until June 30, 2028; and (iii) to renew the appointments of Messrs. Ilan Ariel Elsztain and Iair Manuel Elsztain as Alternate Directors 4 for a three-year term, i.e., until June 30, 2028. It is hereby recorded that Messrs. Alejandro Mario Bartolomé and María Gabriela Macagni, Regular Directors, qualify as independent, and Messrs. Alejandro Gustavo Elsztain, Fernando Adrián Elsztain, Ilan Ariel Elsztain, and Iair Manuel Elsztain, Directors, qualify as non-independent, all in accordance with Section 11, Chapter III, Title II of CNV rules (2013 revision).

NINETH ITEM: APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE FOR A TERM OF ONE FISCAL YEAR.
It was resolved, by majority vote, to approve the appointment, as certifying accountants for the fiscal year ending June 30, 2026, of PRICEWATERHOUSE & Co., member firm of PricewaterhouseCoopers, with Mr. Martín Barbafina as regular external auditor and Mr. Andrés Suárez as alternate external auditor.

TENTH ITEM: APPOINTMENT OF CERTIFYING ACCOUNTANT FOR THE FISCAL YEAR ENDING JUNE 30, 2026.
It was resolved, by majority vote, to approve: (i) the appointment of Messrs. José Daniel Abelovich and Marcelo Héctor Fuxman and Ms. Noemí Ivonne Cohn as regular members of the supervisory committee and Mr. Roberto Daniel Murmis and Mmes. Cynthia Deokmellian and Paula Andrea Sotelo as alternate members of the supervisory committee for a term of one fiscal year, putting on record that, pursuant to the CNV rules, the nominees act in their independent capacity and that they have provided remunerated professional assistance in connection with companies under section 33 of the AGCL and (ii) that authorization be granted to the proposed members of the supervisory committee to discharge duties in such capacity in other companies pursuant to the provisions of sections 273 and 298 of the AGCL.

ELEVENTH ITEM: APPROVAL OF COMPENSATION PAYABLE TO CERTIFYING ACCOUNTANT FOR THE FISCAL YEAR ENDED JUNE 30, 2025.
It was resolved, by majority vote, to approve fees in the amount of ARS 477,976,172 (four hundred seventy-seven million nine hundred seventy-six thousand one hundred seventy-two pesos) for the tasks performed by the certifying accountants for the fiscal year ended June 30, 2025.

TWELFTH ITEM: TREATMENT OF THE AMOUNTS PAID AS PERSONAL ASSETS TAX BY THE COMPANY ACTING AS SUBSTITUTE RESPONSIBLE PARTY ON BEHALF OF THE SHAREHOLDERS.
It was resolved, by majority vote, that the amounts previously paid by the Company as substitute taxpayer on behalf of the shareholders, totaling ARS 3,051,853,027.66 (three billion fifty-one million eight hundred fifty-three thousand twenty-seven pesos with sixty-six cents), be fully absorbed by the Company.

THIRTEENTH ITEM: CONSIDERATION OF THE SUBSCRIPTION OF AN ADDENDUM TO THE WARRANT AGREEMENT DATED FEBRUARY 24, 2021, AS AMENDED ON SEPTEMBER 17, 2021 (THE “WARRANT AGREEMENT”), EXECUTED WITHIN THE FRAMEWORK OF THE CAPITAL INCREASE AUTHORIZED BY THE ARGENTINE SECURITIES COMMISSION BASED ON THE ISSUANCE PROSPECTUS PUBLISHED ON FEBRUARY 18, 2021, BETWEEN THE COMPANY AND COMPUTERSHARE, INC. AND COMPUTERSHARE TRUST COMPANY, N.A., TO INCORPORATE THE POSSIBILITY OF EXERCISING THE OPTIONS TO SUBSCRIBE SHARES WITHOUT CASH PAYMENT, THROUGH THE DELIVERY OF SHARES FOR THE DIFFERENTIAL AMOUNT BETWEEN THE EXERCISE VALUE WITH CASH PAYMENT AND THE EQUIVALENT MARKET VALUE. DELEGATION TO THE BOARD OF DIRECTORS FOR ITS IMPLEMENTATION WITH THE BROADEST POWERS.
It was resolved, by majority vote, to approve: (i) the execution of an addendum to the Warrant Agreement introducing the cashless exercise alternative (except for the payment of the par value of the shares), that is, allowing the delivery of shares for an amount equal to the difference between the exercise price of such options with cash payment and the equivalent market value of the shares, net of the payment of their par value. The purpose of this amendment is to include an additional exercise alternative for the warrant holders, under which no cash payment is required (except for the payment of the par value of the shares). This alternative implies a lower number of shares to be issued by the Company if investors choose to exercise their options in this manner, thus resulting in less dilution for the other shareholders of the Company due to the exercise of such options under this modality. It is expressly stated that the inclusion of the cashless exercise alternative (except for the payment of the par value of the shares) does not affect the right of the beneficiaries to exercise their options through the other methods provided for in the Warrant Agreement but rather is added as an additional alternative. It is also recorded that the proposed modality does not affect the economic rights of the other shareholders. This alternative also avoids an increased trading volume and fluctuations in the prices of the Company’s warrants and shares that could otherwise arise from arbitrage opportunities or share sales made to fund the exercise of options, which might negatively affect their market quotations; and (ii) to delegate to the Board of Directors of the Company and/or to such persons as it may designate, the implementation of the necessary amendments to the Warrant Agreement, the establishment of the terms for the exercise of the options under this modality, the determination of the exercise methodology based on market conditions, and the execution of all actions, negotiations, and/or the setting of any other terms and conditions that may be necessary or advisable for the implementation of the proposed process.

FOURTEENTH ITEM: CONSIDERATION OF THE DISTRIBUTION OF UP TO 5,300,000 (FIVE MILLION THREE HUNDRED THOUSAND) OWN SHARES TO THE SHAREHOLDERS IN PROPORTION TO THEIR HOLDINGS PURSUANT TO THE PROVISIONS OF SECTION 67 OF LAW NO. 26,831.
 It was resolved, by majority vote, to approve the distribution of 5,300,000 treasury shares with a par value of ARS 1 each, acquired through the Company’s share repurchase programs, to be distributed among the shareholders in proportion to their shareholdings, and to authorize the Board of Directors, with the broadest powers, to implement the distribution of the aforementioned shares.

FITHTEENTH ITEM: CONSIDERATION OF THE ANNUAL BUDGET FOR THE IMPLEMENTATION OF THE AUDIT COMMITTEE’S ANNUAL PLAN.
It was resolved, by majority vote, to approve a budget of ARS 2,400,000 (two million four hundred thousand pesos) for the implementation of the Annual Plan of the Company’s Audit Committee.

 SIXTEENTH ITEM: AUTHORIZATION TO CARRY OUT REGISTRATION PROCEEDINGS RELATING TO THIS SHAREHOLDERS’ MEETING BEFORE THE ARGENTINE SECURITIES COMMISSION, BOLSAS Y MERCADOS ARGENTINOS S.A., CAJA DE VALORES S.A. AND THE GENERAL SUPERINTENDENCY OF CORPORATIONS.
 It was resolved, by majority vote, to approve the appointment of attorneys Mmes. María Laura Barbosa, Carolina Zang, María Angélica Grisolía, Lucila Huidobro, Pilar Isaurralde and Nadia Dib, Drs. Gastón Di Iorio, Luis Lario Perfetto and Gonzalo Sifon, and Ms. Andrea Muñoz, so that, acting individually and separately, they may carry out all such actions and/or formalities as may be required to secure authorization and/or registration of the resolutions adopted at this Shareholders’ Meeting by the Argentine Securities Commission, Bolsas y Mercados Argentinos S.A., Caja de Valores S.A. and the General Inspection of Corporations, with powers to file applications, sign briefs, accept and implement changes, be served notice, answer notices and/or objections, be served notice of resolutions, publish legal notices, and carry out all such ancillary acts as may be required in connection with the authorization and/or registration referred to above.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
October 31, 2025